SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

10 February 2022

This announcement contains inside information

Prudential leadership update: Mike Wells to retire

Prudential plc ("Prudential", the "Company" or the "Group") announces that Mike Wells, Group CEO, has informed the Board that having led the Group through its transformation into an Asia and Africa focused business, he intends to retire from his role at the end of March 2022 and accordingly, will not stand for re-election as a Director at the next Annual General Meeting. He became Group CEO in 2015, having first joined the Group in 1995. Mr Wells executed two strategic demergers and accelerated the development of an Asian shareholder base through a successful equity issuance on the Hong Kong Stock Exchange.

As previously announced, the Group will publish its Full Year Results for 2021 on 9 March 2022. Mr Wells will host a results conference call and meet with investors thereafter.

Given the refocused nature of the business, the Board is conducting a search for a Group CEO to be based in Asia to succeed Mr Wells, which includes both internal and external candidates.

Mark FitzPatrick, currently Group CFO and COO, will become Interim Group CEO when Mr Wells steps down. In addition to leading the Group and continuing as COO, he will assist the incoming Group CEO in completing the transition process, as required. Thereafter he will step down from the Board and remain available to the Company as an adviser for a period. Mr FitzPatrick has asked the Board not to consider him for the permanent Group CEO role. Mr FitzPatrick has been Group CFO of Prudential since 2017, taking on the additional role of COO in 2019.

Nic Nicandrou, CEO Asia and Africa, remains responsible for leading all of Prudential's life insurance and asset management businesses across Asia and Africa and will continue to focus on their operational performance. Mr Nicandrou is based in Asia and has been CEO Asia and Africa since July 2017. He joined Prudential as Group CFO in 2009.

The Board is pleased to announce that it will make two further appointments, with effect from the end of March 2022. James Turner, Group Chief Risk & Compliance Officer will become the Group CFO succeeding Mr FitzPatrick. He joined Prudential in 2010, becoming Director of Group Finance in 2015. He became Group Chief Risk Officer and joined the Board in 2018.  Avnish Kalra, Chief Risk Officer for the Group's Asian and African businesses since 2018, will succeed Mr Turner as Group Chief Risk & Compliance Officer and will join the Group Executive Committee. Mr Turner and Mr Kalra will both continue to be based in Hong Kong.

Shriti Vadera, Chair of Prudential, said: "I would like to thank Mike for his outstanding contribution to Prudential over the last 26 years, and particularly as CEO for the last seven years. He has led the Group through one of the most significant periods of change in its 174-year history. He has overseen two strategic demergers and a successful equity raise on the Hong Kong Stock Exchange, whilst steering the Group through the unprecedented events of the pandemic. The Board and I wish him every success in the future.

Given Prudential's focus on the growth markets of Asia and Africa, the Board has decided with this managed transition of the leadership structure, that the roles of the Group CEO and the Group CFO will be based in Asia, where Prudential's largest businesses, the Group regulator and the rest of the senior management team are located. With the strategic positioning of the Group complete, it can now take the next steps in the simplification of its management and operational model.  We have a depth of talent and experience in the executive team under whose leadership the Group will continue to deliver on its strategy."

Mr Wells, Group CEO, said: "It has been a privilege to serve Prudential for the last 26 years. Having led the transformation of the Group into an Asia and Africa focused life and health insurer, now is the right time for me to hand over to an Asian based team to take the company forward. I am grateful to have had the opportunity to work with the staff and Board of Prudential during my tenure.

I look forward to presenting the Group's 2021 Results on 9 March 2022 and to meeting our shareholders in the weeks that follow to update them on the progress made in the delivery on our strategy. As I said last year, we are confident that the demand for our products will continue to grow in line with the structural growth in our chosen markets, and that we are well placed to meet this demand. Prudential has an enviable brand, great products, a compelling multi-channel distribution model and talented people. I look forward to watching the further success of the Group's development."

Regulatory Disclosures

All appointments referred to above are subject to regulatory approval from the Hong Kong Insurance Authority.

Save as disclosed, there is no further information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. There are no other matters that need to be brought to the attention of shareholders of Prudential.

ENDS

Enquiries:

Media                                                                           Investors/Analysts
Simon Kutner    +44 (0)7581 023260                          Patrick Bowes                    +44 (0)20 3977 9702
Ping Ping Tan    +65 9845 8904                                  William Elderkin                +44 (0)20 3977 9215

Person responsible

The person responsible for arranging the release of this announcement on behalf of Prudential plc is Tom Clarkson, Company Secretary.

Notes to Editors:

1.           Mr Wells joined the Prudential Group in 1995 and became Chief Operating Officer and Vice-Chairman of Jackson in 2003. In 2011, he was appointed President and Chief Executive Officer of Jackson and joined the Board of Prudential.

2.           Mr FitzPatrick is Group Chief Financial Officer and Chief Operating Officer, a position he has held since July 2019. He joined the Board as Group CFO in July 2017. Mark previously worked at Deloitte for 26 years, building his industry focus on insurance and investment management globally. During this time, Mark was managing partner for Clients and Markets, a member of the executive committee and a member of the board of Deloitte UK. He was a vice chairman of Deloitte for four years, leading the CFO Programme and developing the CFO Transition labs. Mark previously led the Insurance & Investment Management audit practice and the insurance industry practice. He is a non-executive director of Scottish Mortgage Investment Trust plc.

3.           Nicolaos Nicandrou has been CEO Asia and Africa since July 2017. He is responsible for Prudential Corporation Asia's life insurance and asset management business across all its 14 markets in Asia and from 2016, the markets in Africa. Nic is also the chairman of CITIC-Prudential Life Insurance Limited. He joined Prudential as an Executive Director and Group CFO in 2009. He previously worked at Aviva, where he held several senior finance roles. Nic started his career at PricewaterhouseCoopers (PwC).

4.           Mr Turner joined the Board of Prudential plc as an Executive Director and Group Chief Risk Officer in March 2018 and assumed responsibility for Group Compliance in July 2019. He first joined Prudential as the Director of Group-wide Internal Audit in November 2010 and was appointed Director of Group Finance in September 2015. He relocated to Hong Kong in August 2019.

5.           Avnish Kalra joined Prudential in 2014. In addition to becoming Group Chief Risk & Compliance Officer he will join the Group Executive Committee. He is currently Chief Risk Officer for all of the Group's Asian and African businesses. He has over 31 years of experience with multinational Accounting, Banking and Insurance firms across several markets in Asia including India, UAE, Thailand, Singapore and Hong Kong. An accountant by training, he has held roles in audit, capital markets and trading, risk and compliance.

6.           With respect to Mr Wells' retirement, information on the remuneration arrangements in accordance with section 430(2B) of the Companies Act 2006 is available on the Prudential website at https://www.prudentialplc.com/en/investors/governance-and-policies/section-430-2B-of-the-companies-act-2006. Further details will be included in Prudential plc's 2022 Annual Report, to be published in the Spring of 2023. A summary of those arrangements is set out below.

Mr Wells will remain employed by the Group until his employment ends on 8 February 2023. During this period, he will remain available to assist with a planned and orderly transition. Remuneration arrangements in respect of his departure have been determined by the Group Remuneration Committee in line with the Prudential Directors' remuneration policy approved by shareholders at the AGM in May 2020.

Salary, pension and benefits: Mr Wells' salary, pension and certain benefits will continue to be paid or provided, on the same basis as at present, until the end of his employment.

Incentives: Mr Wells' outstanding deferred bonus awards will be released on the original timetable, subject to malus and clawback provisions. Outstanding long-term incentive awards will be pro-rated to the end of his employment and will vest in line with the original vesting dates, subject to satisfaction of the performance conditions. All awards will remain subject to malus and clawback provisions.

No long-term incentive award will be made in 2022 or subsequent years.

Mr Wells' shareholding will be subject to the share ownership guideline (400% of his current salary) for a period of two years after stepping down from the Board.

Mr Wells' 2021 bonus will be calculated in the usual way, at the usual time. A 2022 bonus, if any, would be pro-rated for the period worked in 2022.

A capped contribution will be made to legal fees, and to the costs of filing UK tax returns for periods for which Mr Wells has Prudential employment income taxable in the UK.

Mr Wells will not be eligible for any payments for loss of office.

7.          With respect to the information required under the Hong Kong Listing Rules in connection with Mr FitzPatrick's appointment as interim Group Chief Executive:

Mr FitzPatrick's annual salary will remain at its current level of £822,000 per annum. For the period that he serves as interim Group Chief Executive of Prudential plc, he will also receive a pensionable cash supplement of £30,167 per month, giving him fixed pay for this period equal to that paid to his predecessor.

During the interim appointment, his maximum bonus opportunity will increase from 175% of annual salary to 200% of annual salary and will be calculated with reference to his base salary plus his monthly cash supplement. He will continue to be required to defer 40% of any bonus awarded into Prudential shares for three years.

His annual long-term incentive award will remain at its current level of 250% of his annual salary.

All other terms of Mr FitzPatrick's remuneration are unchanged. Full details of the remuneration awarded to Mr FitzPatrick in 2022 will be disclosed in accordance with applicable requirements in Prudential plc's 2022 Annual Report, to be published in the Spring of 2023.

8.          With respect to the information required under the Hong Kong Listing Rules in connection with Mr Turner's appointment as Group Chief Financial Officer:

With effect from 1 April 2022, Mr Turner's annual salary will increase to HK$8,460,000 per annum. This figure is lower than the salary paid to his predecessor given that Mr Turner is not being appointed as Chief Operating Officer.

His maximum bonus opportunity is unchanged at 175% of annual salary. He will continue to be required to defer 40% of any bonus awarded into Prudential shares for three years.  His annual long-term incentive award will remain at its current level of 250% of his annual salary.
All other terms of Mr Turner's remuneration are unchanged. Full details of the remuneration awarded to Mr Turner in 2022 will be disclosed in accordance with applicable requirements in Prudential plc's 2022 Annual Report, to be published in the Spring of 2023.

9.           Mr FitzPatrick has a total beneficial interest in 228,629 Prudential shares, awards of 459,132 Prudential shares subject to performance conditions and an option over 2,061 Prudential shares in the UK Prudential Savings-Related Share Option Scheme.

Mr Turner has a total beneficial interest in 204,735 Prudential shares and awards of 422,448 Prudential shares subject to performance conditions.

About Prudential plc

Prudential plc provides life and health insurance and asset management in Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has more than 17 million life customers and is listed on stock exchanges in London (PRU), Hong Kong (2378), Singapore (K6S) and New York (PUK). Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom. https://www.prudentialplc.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 February 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Thomas S Clarkson

Thomas S Clarkson
Company Secretary